Exhibit 11

            INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

                  Computation of Earnings (Loss) per Common Share
                                    (unaudited)

                     (in thousands, except per share amounts)




                                                THREE MONTHS ENDED
                                                 May 31,   May 31,
                                                   1996      1995

Average shares of common stock outstanding       17,969    17,956
Common stock equivalents                             33        75
Total common stock and
  equivalents assuming
  full dilution                                  18,002    18,031
Net earnings (loss)                              $ (433)   $4,564

Less dividends on redeemable preferred stock          -       (42)

Net earnings (loss) applicable to common stock   $ (433)   $4,522

Earnings (loss) per share of common stock:
    Primary                                      $ (.02)   $  .25
    Fully diluted                                $ (.02)   $  .25


Primary earnings (loss) per share has been computed by dividing net earnings (loss), after deduction of preferred stock dividends, by the weighted average number of shares of common stock outstanding during the period. Common stock options and other common stock equivalents have not entered into the primary earnings per share computations since their effect is not significant.

Fully diluted earnings (loss) per share has been computed assuming issuance of all shares for stock options deemed to be common stock equivalents, using the treasury stock method.